EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

	Three Months Ended March 31,	Year Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1):
Earnings from continuing operations before fixed charges:
Income from continuing operations before income taxes, minority interest and income / loss from equity investees	$111,647	$228,799	$123,332	$(129,601)	$491,034	$369,367
Amortization of capitalized interest	456	1,739	1,122	894	603	300
Distributed income of equity investees	2,634	3,242	11,150	6,006	17,272	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Adjusted pre-tax earnings from continuing operations	114,737	233,780	135,604	(122,701)	508,909	369,667
Fixed charges less capitalized interest	31,862	72,994	56,480	49,702	45,498	47,347

Earnings from continuing operations before fixed charges:	$146,599	$306,774	$192,084	$(72,999)	$554,407	$417,014

Fixed charges:
Interest expenses, net of capitalized interest	$29,652	$47,816	$32,526	$27,958	$25,535	$28,650
Capitalized Interest	2,405	7,093	2,737	2,912	3,110	1,535
Amortized premiums, discounts and capitalized expenses related to indebtedness	2,210	25,178	23,954	21,744	19,963	18,697

Total fixed charges	$34,267	$80,087	$59,217	$52,614	$48,608	$48,882

Ratio of earnings to fixed charges (2)	4.28	3.83	3.24	(1.39)	11.41	8.53

Notes

(1)

The ratio was computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, amortization of capitalized interest, distributed income of equity investees, our share of pre-tax losses of equity investees, and fixed charges less capitalized interest.

(2)	The ratio for the year ended December 31, 2009 indicates less than one-to-one coverage. The amount of this deficiency equates to $125.6 million.